UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                  -----------------

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No.   )*
                                                ---

                                 TNR TECHNICAL INC.
            ------------------------------------------------------------
                                   (Name of Issuer)


                           Common Stock,  $.02 per value
            ------------------------------------------------------------
                            (Title of Class of Securities)


                                     872595-20-2
            ------------------------------------------------------------
                                    (CUSIP Number)



      Lester Morse P.C., 111 Great Neck Road, Great Neck, New York 11021
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   June 6,1996
            ------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  872595                                  PAGE   2   OF    4     Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Mitchell A. Thaw, ###-##-####

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a)   [ ]
                                                                       (b)   [ ]

   3   SEC USE ONLY



   4   SOURCE OF FUNDS*
       PF

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

                7   SOLE VOTING POWER
  NUMBER OF         21,525
   SHARES
  BENEFICIALLY  8   SHARED VOTING POWER
    OWNED
   BY EACH
  REPORTING
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH            21,525

                10  SHARED DISPOSITIVE POWER


  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       21,525

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       [ ]

       Shares owned by Mr. Thaw's brother and father

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.2%

  14   TYPE OF REPORTING PERSON*

       IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13 D

ITEM 1.   Security and Issuer
- ------

     This statement relates to the shares of Common Stock, of TNR Technical, Inc. (the "Issuer"). The Issuer's principal executive office is located at 279 Douglas Avenue, Suite 1112, Altamonte Springs, Florida 32714. The principal executive officers are Jerrold Lazarus and Wayne Thaw, located at the same address.


ITEM 2.   Identity and Background
- ------
          (a)  Mitchell A. Thaw

          (b)  UBS Securities, 299 Park Avenue, New York, NY 11791

          (c)  Options Trader at UBS Securities

          (d)  Not Applicable

          (e)  Not Applicable

          (f)  U.S.A.

ITEM 3.   Source and Amount of Funds or Other Consideration
- ------
          Personal Funds


ITEM 4.   Purpose of Transaction
- ------
          Mitchell Thaw made this acquisition of shares of the Issuer for personal investment and not for any of the purposes described under Item 4.

          (a) - (j) None.

ITEM 5.   Interest in Securities of the Issuer
- ------
          (a) - (c) As of May 8,1996, the Issuer has 262,422 shares issued and outstanding, 21,525 shares or 8.2% of which are directly and beneficially owned by Mitchell A. Thaw, who has the sole voting and dispositive power as to all 21,525 shares. Mr. Thaw purchased 5,000 shares at $3.25 per share on June 6, 1996.

          (d) - (e) Not Applicable


ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect
- ------    to the Securities of the Issuer

          Not Applicable


ITEM 7.   Materials to be filed as Exhibits
- ------

          Not Applicable


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 10, 1996


Reporting Person:    Mitchell A. Thaw


Signature:  /s/ Mitchell A. Thaw
           ------------------------